Exhibit 99.2

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,008	$7,801
Restricted cash	363	713
Short-term bank deposits	88,917	109,248
Other accounts receivable and prepaid expenses	4,696	5,460

Total current assets	101,984	123,222

NON-CURRENT ASSETS:
Long-term prepaid expenses	1,906	1,911
Severance pay fund	2,866	3,125
Operating lease right to use asset	1,952	2,247
Property and equipment, net	1,604	1,658

Total non-current assets	8,328	8,941

Total assets	$110,312	$132,163

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2022	2021
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,154	$4,621
Short-term deferred participation in R&D expenses	2,906	3,629
Current maturity of operating lease liability	615	768
Other accounts payable and accrued expenses	8,320	8,078

Total current liabilities	13,995	17,096

NON- CURRENT LIABILITIES:
Long-term deferred participation in R&D expenses	1,051	2,715
Long term operating lease liability	1,491	1,982
Accrued severance pay	3,394	3,677

Total non-current liabilities	5,936	8,374

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 4)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized on June 30, 2022, and December 31, 2021; 86,624,643 and 86,433,432 shares issued and outstanding on June 30, 2022, and December 31, 2021, respectively	240	239
Additional paid-in capital	531,074	528,533
Accumulated deficit	(440,933)	(422,079)

Total shareholders' equity	90,381	106,693

Total liabilities and shareholders' equity	$110,312	$132,163

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2022	2021
	Unaudited

Operating expenses:
Research and development expenses, net	$13,982	$14,123
Marketing and business development expenses	478	465
General and administrative expenses	5,173	5,373

Total operating expenses	19,633	19,961

Financial and other income, net	779	559

Loss before taxes on income	18,854	19,402
Taxes on income	-	-

Net loss	$18,854	$19,402

Basic and diluted net loss per share	$0.22	$0.23

Total comprehensive loss	$18,854	$19,402

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	86,486,612	83,739,983

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders'
	Number	Amount	capital	deficit	equity

Balance as of January 1, 2021	83,675,856	$231	$507,427	$(387,876)	$119,782

Options exercised	115,877	*	461	-	461
Warrants exercised	89,557	*	425	-	425
Issuance of ESPP shares	36,639	*	239	-	239
Stock-based compensation issued to employees, directors and non-employees	-	-	1,916	-	1,916
Net loss	-	-	-	(19,402)	(19,402)

Balance as of June 30, 2021 (unaudited)	83,917,929	$231	$510,468	$(407,278)	$103,421

Balance as of January 1, 2022	86,433,432	$239	$528,533	$(422,079)	$106,693

Options exercised	33,186	*	104	-	104
Issuance of ESPP shares	158,025	1	248	-	249
Stock-based compensation issued to employees, directors and non-employees	-	-	2,189	-	2,189
Net loss	-	-	-	(18,854)	(18,854)

Balance as of June 30, 2022 (unaudited)	86,624,643	$240	$531,074	$(440,933)	$90,381

* Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited
Cash flows from operating activities:
Net loss	$(18,854)	$(19,402)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,189	1,916
Depreciation	232	240
Decrease in severance pay, net	(24)	(64)
Gain from property and equipment disposal	-	(1)
Decrease in operating lease right of use asset	295	357
Decrease (increase) in interest receivables from short-term bank deposits	(114)	403
Decrease in trade receivables	-	2,000
Decrease in other accounts receivable and prepaid expenses	764	212
Decrease (increase) in long-term prepaid expenses	5	(26)
Increase (decrease) in trade payables	(2,387)	361
Increase in other accounts payable and accrued expenses	242	872
Decrease in operating lease liability	(644)	(319)
Decrease in deferred participation in R&D expenses	(2,387)	(178)

Net cash used in operating activities	(20,683)	(13,629)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	58,945	71,100
Investment in short-term bank deposits	(38,500)	(57,445)
Purchase of property and equipment	(258)	(218)
Proceeds from sales of property and equipment	-	1

Net cash provided by investing activities	20,187	13,438

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	249	239
Proceeds from exercise of warrants	-	425
Proceeds from exercise of options	104	245

Net cash provided by financing activities	353	909

Increase (decrease) in cash, cash equivalents and restricted cash	(143)	718
Cash, cash equivalents and restricted cash at the beginning of the period	8,514	7,810

Cash, cash equivalents and restricted cash at the end of the period	$8,371	$8,528

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$(80)	$35
Receivables on account of shares	$-	$216

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Compugen (the “Company”) is a clinical-stage, therapeutic discovery and development company utilizing its proprietary computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. The Company’s innovative immuno-oncology pipeline consists of four clinical stage programs, targeting immune checkpoints the Company discovered computationally, COM701, COM902, bapotulimab (formerly known as BAY 1905254) and AZD2936. The Company’s therapeutic pipeline also includes early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serves as the three key corporate building blocks.

b.	The Company is headquartered in Holon, Israel. Its clinical development activities operate from its U.S. subsidiary in South San Francisco, California.

c.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement (“Bayer Agreement”) with Bayer Pharma AG (“Bayer”) for the research, development, and commercialization of antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $10,000, and, following the return of the CGEN 15022 program in 2017 to the Company, the Company is eligible to receive an aggregate of over $250,000 in potential milestone payments, not including aggregate milestone payments of approximately $23,000 received to date. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Pursuant to the terms of Bayer Agreement, bapotulimab program was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from Compugen.

d.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. Compugen received a $10,000 upfront payment and $8,000 milestone payment out of up to $200,000 that the Company is eligible to receive in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.
On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Master Clinical Agreement”) with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. Pursuant to the Master Clinical Agreement, Compugen is responsible for and will continue sponsoring the ongoing two-part Phase 1 trial, which includes the evaluation of the combination of COM701 and Opdivo®. The collaboration was also designed to address potential future combinations, including trials sponsored by Bristol-Myers Squibb to investigate combined inhibition of checkpoint mechanisms, such as PVRIG and TIGIT. Bristol-Myers Squibb and Compugen each supplies its own compound(s) for the studies, and otherwise each party is responsible for all costs associated with the study that it is conducting.

In conjunction with the signing of the Master Clinical Agreement, Bristol-Myers Squibb made a $12,000 investment in Compugen, see Note 5a.

On February 14, 2020, the Master Clinical Agreement with Bristol-Myers Squibb was amended to include a triple combination clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors, instead of the planned expansion of the combined therapy study designed to evaluate the dual combination of COM701 and Opdivo®.

Pursuant to the Master Clinical Agreement, as amended, the Company sponsors the two-part Phase 1/2 trial, which includes the evaluation of the triple combination of COM701, Opdivo® and BMS-986207, in patients with advanced solid tumors where Bristol-Myers Squibb provides Opdivo® and BMS-986207 at no cost to the Company.

As part of the said amendment, it was agreed that the Company will complete the dose escalation arm of the dual combination of COM701 with Opdivo® under the Phase 1 study and will not continue the expansion cohorts of the dual combination.

On February 19, 2021, the Master Clinical Agreement was further amended to include an expansion of the Phase 1 combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors, where Compugen is responsible for and sponsors the expansion cohort and Bristol-Myers Squibb provides Opdivo® at no cost to us for this study.

On November 10, 2021, the Agreement was further amended to establish a joint steering committee (alongside the existing joint development committee which acts at an operational level) to facilitate strategic oversight and guidance for the programs run under the collaboration.

In conjunction with the signing of the amendment to the Agreement in November 2021, Bristol-Myers Squibb made a $20,000 investment in Compugen, see Note 5a.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2021, are applied consistently in these interim consolidated financial statements.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2022, are not necessarily indicative of the results that may be expected for the year ended December 31, 2022.

NOTE 4:-	COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $320 in favor of its offices in Israel, car leases in Israel and credit card security for its U.S. subsidiary.

b.
The Company received in the past grants from the office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist, (“IIA”). The Company is not obligated to repay any amounts received from the IIA if it does not generate any income from products which incorporate technologies which were funded by such research program(s).

If income is generated from products which incorporate technologies which were funded by a research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue generated from products that incorporate technologies that were funded by such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR).

As of June 30, 2022, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $9,867.

c.
On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company is entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all milestone and royalties payments referred together as “Contingent Fees”). For the six-month periods ended June 30, 2022 and 2021, the Company did not incur Contingent Fees.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	COMMITMENTS AND CONTINGENCIES (Cont.)

d.
On May 9, 2012, the Company entered into agreement (the “May 2012 Agreement”) with a U.S. Business Development Strategic Advisor (“Advisor”) for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates. Under the agreement the Advisor shall be entitled to 4% of the cash considerations that may be received under such transactions. In 2014, the May 2012 Agreement was terminated, except with respect to certain payments arising from the Bayer Agreement which survive termination until August 5, 2025.

For the six months ended June 30, 2022 and 2021, the Company had not paid nor accrued any expenses related to this agreement.

e.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (“CLA”) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the six-month periods ended June 30, 2022 and 2021, the Company did not incur milestone payments.

f.
Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the six-month periods ended June 30, 2022 and 2021 the Company incurred milestone payments in the amounts of $0 and $150.

NOTE 5:-	SHAREHOLDERS' EQUITY

a.	Issuance of Shares:

On June 14, 2018, the Company entered into agreements in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 Ordinary Shares (the “RD Shares”) of the Company at a purchase price of $3.95 per RD Share. In connection with the issuance of the RD Shares, the Company also issued warrants to purchase an aggregate of up to 4,253,165 additional Ordinary Shares (the “Warrants”). The Warrants are exercisable at a price of $4.74 per Ordinary Share and have a term of five years from the date of issuance. The Offering was made pursuant to the Company’s Registration Statement. Proceeds from the Offering were $19,767 (net of $1,233 issuance expenses).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

During the six-month periods ended June 30, 2022 and 2021, warrants to purchase an aggregate of 0 and 89,557 Ordinary Shares were exercised with proceeds of approximately $0 and $425, respectively, and warrants to purchase up to 297,469 Ordinary Shares remain outstanding as of June 30, 2022.

On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement with Bristol-Myers Squibb to evaluate the safety and tolerability of the Company’s COM701 in combination with Bristol-Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with the Master Clinical Agreement, Bristol-Myers Squibb made a $12,000 equity investment in the Company.

Under the terms of the securities purchase agreement, Bristol-Myers Squibb purchased 2,424,243 ordinary shares of the Company at a purchase price of $4.95 per share. The share price represents a 33% premium over the average closing price of Compugen’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. The investment closed on October 12, 2018.

The premium over the fair market value in the amount of $4,121 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses which are amortized over the period of the clinical trial based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements” and $7,788 (net of $91 issuance expenses) were considered equity investment.

In conjunction with the signing of the amendment to the Master Clinical Agreement in November 2021, Bristol Myers Squibb made a $20,000 investment in the Company, purchasing 2,332,815 ordinary shares of the Company at a purchase price of $8.57333 per share. The share price represented a 33% premium over the closing price of Company’s ordinary shares on the last Nasdaq trading day immediately prior to the execution of the securities purchase agreement.

The premium over the fair market value in the amount of $5,000 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”) and $14,958 (net of $42 issuance expenses) were considered equity investment.

In March 2020, the Company entered into an underwriting agreement with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters relating to the issuance and sale in a public offering of 8,333,334 of the Company’s ordinary shares at a price to the public of $9.00 per share (and a price of $8.46 per share to the underwriters). Such shares were issued on March 16, 2020. In addition, the Company granted the underwriters a 30-day option to purchase additional ordinary shares at the price set forth above. On April 14, 2020, the Company issued and sold, pursuant to that underwriting agreement an additional 483,005 ordinary shares pursuant to the underwriters’ option specified above. The Company sold a total of 8,816,339 ordinary shares in the offering with proceeds of $74,147 (net of $5,200 issuance expenses).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Stock option plan:

During the six-month period ended June 30, 2022, the Company’s Board of Directors granted 1,497,500 options to purchase ordinary shares of the Company to employees, directors and non-employees. The exercise prices for such options range from $1.90 to $5.00 per share, with vesting to occur in up to four years.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2022	2021
	Unaudited

Volatility	69%-72%	66%-67%
Risk-free interest rate	1.5%-3.0%	0.5%-0.8%
Dividend yield	0%	0%
Expected life (years)	5.0-5.4	5.1

Weighted average fair value of options granted during the six-month periods ended June 30, 2022 and 2021 were $1.94 and $5.54, respectively.

During the six-month periods ended June 30, 2022 and 2021, the Company recorded share based compensation related to stock options in a total amount of $2,092 and $1,805, respectively.

As of June 30, 2022, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $11,614 which is expected to be recognized over a weighted average period of approximately 2.85 years.

For the six months ended June 30, 2022 and 2021, the total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 8,504,958 and 6,242,283, respectively.

c.	Employee Stock Purchase Plan:

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock-option awards and Employee Stock Purchase Plan (“ESPP”).

As of June 30, 2022 and since its adoption, 275,854 Ordinary Shares had been purchased under the ESPP and 324,146 Ordinary Shares were available for future issuance under the ESPP.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

	Six months ended June 30,
	2022	2021
	Unaudited

Volatility	65%-70%	64%-70%
Risk-free interest rate	0.1%-1.7%	0.0%-0.1%
Dividend yield	0%	0%
Expected life (years)	0.5	0.4-0.5

During the six-month periods ended June 30, 2022 and 2021, the Company recorded ESPP compensation in a total amount of $97 and $111.

NOTE 6:-	FINANCIAL AND OTHER INCOME, NET

	Six months ended June 30,
	2022	2021
	Unaudited

Interest income	$463	$528
Exchange rate differences and other	316	31

Financial and other income, net	$779	$559

NOTE 7:-	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2022	December 31, 2021
	Unaudited

Trade and other payables (a)	$141	$94

Related parties' expenses:

	Six months ended June 30,
	2022	2021
	Unaudited
Amounts charged to:

Research and development expenses (a)	$114	$110

(a)
The Company incurred expenses for research and development services provided by related party for cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SUBSEQUENT EVENTS

On August 3, 2022, the Company and Bristol-Myers Squibb entered into a letter agreement pursuant to which the Master Clinical Agreement, as amended thereafter, is terminated as of such date. Such termination also includes termination of the right of first negotiation and the exclusivity right granted to BMS thereunder.

The parties shall use reasonable efforts to wind down activities under the Master Clinical Agreement with respect to the dual combination study of COM701 with nivolumab and the triple combination study of COM701 with nivolumab and BMS- 986207 and will create a sub-team of the parties to oversee such wind-down activities.